Filed by Charles River Laboratories International, Inc. Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934

Subject Company: Inveresk Research Group, Inc Commission File No.: 000-49765

Additional Information

The following may be deemed to be solicitation material in respect of the proposed merger of Charles River and Inveresk. In connection with the proposed transaction, a registration statement on Form S-4 will be filed with the SEC. SHAREHOLDERS OF CHARLES RIVER AND SHAREHOLDERS OF INVERESK ARE URGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE JOINT PROXY STATEMENT/PROSPECTUS THAT WILL BE PART OF THE REGISTRATION STATEMENT, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER. The final joint proxy statement/prospectus will be mailed to shareholders of Charles River and shareholders of Inveresk. Investors and security holders will be able to obtain the documents free of charge at the SEC’s website, www.sec.gov, from Charles River Laboratories, 251 Ballardvale Street, Wilmington, MA 01887, Attention: General Counsel, or from Inveresk Research Group, 11000 Weston Parkway, Cary, North Carolina 27513, Attention: Secretary. In addition, shareholders may access copies of the documentation filed with the SEC by Charles River on Charles River’s website at www.criver.com and shareholders may access copies of the documents filed with the SEC by Inveresk on Inveresk’s website at www.inveresk.com.

Charles River, Inveresk and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from their respective shareholders in respect of the proposed transactions. Information regarding Charles River’s directors and executive officers is available in Charles River’s proxy statement for its 2004 annual meeting of shareholders, which was filed with the SEC on April 9, 2004, and information regarding Inveresk’s directors and executive officers is available in Inveresk’s proxy statement for its 2004 annual meeting of shareholders, which was filed with the SEC on March 31, 2004. Additional information regarding the interests of such potential participants will be included in the joint proxy statement/prospectus and the other relevant documents filed with the SEC when they become available.

The following is a transcript of the Charles River Laboratories International, Inc. Q2 2004 Earnings Conference Call:

CRL - Q2 2004 Charles River Laboratories International, Inc. Earnings Conference Call

Event Date/Time: Jul. 29. 2004 / 8:30AM ET
Event Duration: 56 min

C O R P O R A T E  P A R T I C I P A N T S

Susan Hardy
Charles River Laboratories, Inc. - Investor Relations

Jim Foster
Charles River Laboratories, Inc. - Chairman, Pres & CEO

Tom Ackerman
Charles River Laboratories, Inc. - SVP & CFO

C O N F E R E N C E  C A L L  P A R T I C I P A N T S

Eric Schmidt
SG Cowen - Analyst

Larry Neibor
Robert W Baird - Analyst

Derek DeBruin
UBS Warburg - Analyst

Paul Knight
Thomas Weisel Partners - Analyst

Jessica Lee
Credit Suisse First Boston - Analyst

John Sullivan
Leerink Swan - Analyst

David Windley
Jefferies & Co., Inc. - Analyst

Keith Marky
Value Line - Analyst

Jim Parowdis
Analyst

Linda Donnelly
Franklin Management Group - Analyst

Tom Turney
American Century - Analyst

P R E S E N T A T I O N

Operator

Good morning and welcome, ladies and gentlemen, to the Charles River Laboratories second quarter earnings conference call. At this time I would like to inform you that this conference is being recorded and that all participants are in a listen-only mode. At the request of the company we will open the conference up for questions and answers after the presentation. I would now like to turn the conference over to Susan Hardy, Director of Investor Relations. Please go ahead, ma'am.

Susan Hardy - Charles River Laboratories, Inc. - Investor Relations

Thank you. Good morning and thank you for joining us on our second quarter 2004 conference call and webcast. This morning, Jim Foster, Chairman, President and Chief Executive Officer, and Tom Ackerman, Senior Vice President and Chief Financial Officer will comment on our second quarter results and discuss guidance for 2004. Following those remarks we will respond to questions. There is a slide presentation associated with today's remarks, which is posted in the investor relations section of our website at www.ir.criver.com.

A taped replay of this call will be available beginning at 10:30 this morning, and can be accessed by calling 800-428-6051 and entering pin number 363101. The web cast will be archived on our website until August 6th.

During this call we will be discussing some non-GAAP financial measures. In accordance with regulation G you can find the comparable GAAP measures and reconciliations to those GAAP measures on our website. As I mentioned we will also give forward-looking guidance which is based on current foreign exchange rates and is exclusive of the Inveresk merger or any acquisitions which may occur. Since it is uncertain when in the fourth quarter the Inveresk merger would occur it is impracticable to provide an estimate of the combined companies operating results or any related GAAP reconciliations. Closing of the merger with Inveresk could cause actual results to be materially different from the forward-looking guidance provided.

Finally the Safe Harbor. Any remarks that we may make about future expectations, plans and prospects for the company constitute forward-looking statements for purposes of the Safe Harbor provisions under the Private Securities Litigation Reform Act of 1995. Actual results may differ materially from those indicated by any forward-looking statements as a result of various important factors, including those discussed in the Company's most recent annual report on form 10-K, which contains a 'risk factors' section on file with the SEC.

Now I'll turn the call over to Jim Foster.

Jim Foster - Charles River Laboratories, Inc. - Chairman, Pres & CEO

Good morning. I am very pleased to be reporting a great second quarter and first half of ’04 and a positive outlook for the balance of this year. In the second quarter net sales increased nearly 17% to $180m. Operating income rose 26.3% to $44.2m, and the operating margin was 24.5%, nearly 2% higher than in the second quarter of last year, and the highest operating margin we have ever achieved. EPS increased to $0.52 compared to $0.42 in the second quarter of ’03, a 23.8% increase. For the year-to-date net sales rose 15.1% to $352.8m. Operating income increased 21.6% to $83.7m with an operating margin of 23.7%. EPS were $0.88 compared to $0.82 last year. On a non-GAAP basis EPS were $0.99 compared to $0.84 last year, an 18% increase.

For the quarter operating cash flow was $42.3m and free cash flow was $35m. We ended the quarter with record cash and investments on hand of $246m.

We continue to see increased spending by pharmaceutical and biotechnology companies, and tremendous improvements in the market for outsourced development services where demand for our services, especially high end specialty toxicology work again drove a significant gain in DST sales and margins. Our broad portfolio of essential products and services for drug discovery and development positions us extremely well to take advantage of the opportunities that this market presents.

We are raising our guidance for ’04 to reflect our better than expected performance in the second quarter, in our belief that a stronger market demand will continue through ’04 and beyond. We’re confident of our ability to capitalize on the favorable environment and convert opportunities into significant sales and earnings gain.

The Research Model and Services segment grew 10.6% in the second quarter of ’04, the primary contributor to growth were price increases and volume, with foreign exchange accounting for the smallest proportion of the increase. We were pleased with trends in the RMS business, and I’d like to highlight several areas which reported strong growth in the second quarter.

In Research Models sales of outbred rats increased significantly, primarily due to the strength of the safety testing market. Outbred rats are the model of choice for toxicology work so the improving tox market was a driver of Research Models sales. Another trend which positively impacted outbred rat sales is the focus on basic research. Our pharma clients endeavor to increase the number drugs they bring to market. As they do this they are hiring larger number of developmental chemists whose role is to create more compounds. Each of those compounds must be tested for efficacy and safety before moving into development, and outbred rats are the preferred model for this testing.

With so many pharma and biotech companies focusing on cancer research, immunodeficient mice also showed strong growth in the quarter. These models have shown consistent double-digit growth over the last several quarters and we expect that trend to continue. Disease models sales also increased, particularly diabetic and obese rats. At the end of 2003 we shifted production of these models from an older facility of an acquired company to our more efficient large-scale production facilities. While the transfer was underway availability of these models was temporarily restricted. The colonies are now fully scaled up and sales have increased.

Sales of C57 black inbred mice, which are used primarily to create transgenic models, have leveled off. Researchers have created thousands of transgenic models, many of which have not been validated and characterized. We believe that researchers are currently focusing on determining the validity of existing models and will create fewer new models while they do so. This trend is reflected in our US transgenic business in two areas. The growth rate for the housing or hotel business, while still in double-digits has slowed from the rate we experienced from ’99 to ’02. However, sales of valued added genotyping and phenotyping services have increased significantly as our customers employ our services to characterize their existing models. These are high margin services which are appreciably improving the profitability of the Transgenic and Laboratory Services business.

In Europe and Japan our clients are more readily embracing the use of outsourced housing and testing services for transgenic models, and we are seeing very strong growth. We are completing expansions in Europe and Japan, and that capacity is filling. We expect to see this growth continue as our customers become increasingly comfortable with outsourcing and take advantages of the services we offer.

Although a larger percentage of total sales in the RMS segment come from pharmaceutical companies, biotech customers continue to represent the strongest growth area in this segment. Funding continues to flow into biotech companies from the capital markets and from pharmaceutical companies. We are also encouraged by our increased sales to academic customers. Our efforts to target this market are yielding results and we are continuing to add sales presence in this area.

We believe the outlook for RMS will continue its positive trajectory. Spending on basic research and heightened efforts to bring drugs to market are resulting in stronger sales across the entire spectrum of our RMS business. We expect to see continuing growth through the balance of this year.

In the DST segment sales growth was 28.9% for the second quarter. We are tremendously pleased with this performance because in addition to reflecting a robust market for outsourced development services, these results confirm the benefit of the efforts we made to substantially improve our Development Services business. Beginning in early 2003 we developed a plan to integrate and harmonize our Development Services sites. We have implemented the plan and continue to refine it. We have standardized processes across locations from receipt of proposals to issuance of final reports. We have enhanced our IT capabilities and launched mycrlstudy.com, a web portal that provides client’s access to the study data. We reorganized customer services so the clients have only one contact point for all their administrative needs. We’ve created a dedicated sales force and implemented initiatives to target new business.

As a result of these initiatives we have won new business in our general and specialty toxicology businesses, and in other areas including bioanalytical chemistry and pathology testing. Specialty toxicology was the primary contributor to the second quarter improvement. Sales of reproductive and large animal toxicology testing services, where we have leadership positions, were up significantly. However, the DST sales increase was broadly based. In addition to toxicology, interventional and surgical services continue to perform well. The integration of River Valley Farms has progressed on schedule and both our Minneapolis and Massachusetts locations are reporting double-digit growth. In fact the demand for outsourced device development services is continuing to accelerate. So we are adding capacity in Minneapolis which we expect will come on line in the second quarter of ’05.

Our In Vitro detection business did extremely well in the second quarter. Customers are increasing the amount of endotoxin testing they are performing, and we are also winning new accounts due to the strength of our technology. Our new portable testing system, the PTS is also doing well, and we still anticipate FDA approval by the end of the ’05. Until we receive FDA approval the PTS cannot be used for product release testing, but we are continuing to promote it in the research and development market, and the in-process market where an FDA licensed product is not required and are pleased with the results.

Because the blood of horseshoe crabs is the foundation for both our endotoxin detection test kits and the PTS, it’s worth noting that this year’s harvest, which took place from April through June, was a record for us. We collected nearly twice the volume of crude lysate, which is the basic ingredient of these test kits, than we normally do. The cryo-preserved or flash-frozen lysate has an indefinite shelf life, so we can store it for use at a later time.

We are extremely pleased by the DST segment second quarter results. Nearly 29% sales growth, increased capacity utilization, and a 21.6% operating margin reflect a robust market and a well-managed business that’s positioned to capitalize on the market opportunities.

As you know from the press release we have increased our 2004 guidance. For the year we now expect sales growth in the range of 12% to 16% compared to our earlier guidance of 9% to 13% and non-GAAP earnings per share excluding one-time items, between $1.90 and $1.96. The upward guidance is a result of our confidence in the continuing strength of the drug discovery and development market and in our belief that we are well positioned to benefit from customer demand for our portfolio of essential products and services.

As the year has progressed the strength of the market has supported our view that pharmaceutical and biotechnology companies are accelerating their efforts to fill the drug pipeline with more compounds. That they are eliminating compounds more quickly and focusing their development efforts on those compounds that have the greatest commercial potential. That process is resulting in increased sales of research models and services that support them, and of drug development services to support faster throughput and intensive efficacy and safety testing. Our medical device customers are also accelerating their efforts with more cardiovascular and orthopedic devices working through the pre-clinical phase of their development.

We have regular discussion with our pharma, biotech and medical device customers throughout the world who confirm our expectation that demand for research models and services, and for outsourced development services will continue to grow.

I’d like to give you an update on the Charles River/Inveresk merger, which we announced on July 1. The merger, which is transformational for both companies, will create a leading global provider of essential products and service to the preclinical and clinical drug development market. We will be able to support our pharmaceutical and biotechnology customers in their efforts to bring new drugs to market, from early discovery right through the clinic. And we will do so with the same commitment to quality, scientific excellence and customer service that both companies have always maintained.

As you know from our joint press release with Inveresk on July 21, the Federal Trade Commission granted us early termination of the waiting period required by Hart-Scott-Rodino. We were very pleased with this result as it was a key approval to the merger, which we now expect to close in the fourth quarter of ’04 pending additional regulatory and shareholder approvals.

With every passing day we’re more excited about the potential of the merger of Charles River Laboratories and Inveresk Research Group. We have established an integration team which has begun the process of planning the logistics to combine the two companies. Our goal is 3-fold; to be fully prepared to operate the company when the merger closes; to achieve the expected cost and revenue synergies, and to ensure that we maximize the collective potential of the two companies in the merged company.

In closing I want to thank our nearly 5,000 employees for their exceptional work and commitment, and our shareholders for their continuing support. Now I will turn the call over to Tom Ackerman.

Tom Ackerman - Charles River Laboratories, Inc. - SVP & CFO

Thank you, Jim, and good morning. I am going to give you a brief overview of the second quarter financials and some guidance for 2004.

Net sales of $180.2m in Q2 increased 16.7% from $154.4m in the second quarter of 2003. Sales included a net favorable currency impact of approximately 2.2% driven by both a strong Euro and Yen. The acquisition of River Valley Farms in the first quarter of 2004 contributed 1.7% to sales growth for the quarter. Net sales for the first 6 months of 2004 increased 15.1% to $352.8m compared to $306.5m in the same period of 2003.

RMS sales increased 10.6% to $113.3m from 2Q of 2003 due to increased pricing of approximately 4.5%, increased pharmaceutical and biotech spending on research models and services, as well as foreign currency gains of 3%. Sales for the first 6 months of 2004 increased 10.3% to $226.8m compared to $205.6m in the same period of 2003.

DST sales increased 28.9% to $66.9 from 2Q of 2003. The increase was due primarily to the increased demand for Outsourced Development Services. The acquisition of River Valley Farms contributed 5.1% of the net sales growth in Q2. Sales for the first 6 months of 2004 increased 24.9% to $126m compared to $100.9m in the same period in 2003.

Gross margin in Q2 was 41.4%, up from 38.6% last year due to improved utilization as result of higher sales in both segments. The gross margin for the first 6 months of 2004 was 40.7% compared to 38.4% in the first 6 months of 2003.

The RMS gross margin was 43.6% for the quarter compared to 42% in 2003. The increase was due in part to the first quarter closure of the Indianapolis production facility which we acquired with GMI in 2001. For the first 6 months of 2004 the gross margin was 43.3% compared to 42.8% in the first 6 months of 2003.

In the DST segment the gross margin increased to 37.7% in Q2 from 31.9% in 2Q of 2003. For the first 6 months of 2004 the gross margin increased to 35.8% from 29.4% in the same period in the prior year.

SG&A in Q2 was $29.2m or 16.2% of sales compared to $23.3m or 15.1% in 2Q of 2003. The increase in SG&A was due to costs associated with the higher anticipated bonuses, stock based compensation, and the costs associated with preparation for our 404 audit. SG&A for the first 6 months of 2004 was $57.3m or 16.3% of sales compared to $45.5m or 14.8% of sales in the first 6 months of 2003. The increase as a percent of sales was due primarily to one-time costs associated with the Europe reorganization implemented in the first quarter, higher anticipated bonuses and stock-based compensation, and the cost of our efforts to prepare for the 404 audit. Although these factors will still contribute to SG&A in the second half of the year, we expect SG&A to decrease as a percent of sales.

Operating income of $44.2m increased 26.3% from $35m, and yielded an operating margin of 24.5% compared to 22.7% in 2Q of 2003. The operating margin increase was due to higher sales and improved operating efficiencies in both the RMS and DST segment, and is the highest operating margin we have achieved. Operating margin for the first 6 months of 2004 was 23.7%, up from 22.5% in the first 6 months of 2003.

The RMS operating margin increased to 33.5% from 31% in 2Q of 2003. Operating margin for the first 6 months was 32.8%, down slightly from 33.6% in the same period in 2003 when we recorded a $2.9m benefit from a litigation settlement. Excluding that amount the RMS operating margin for the first 6 months of 2003 would have been 32.2%. Due to the inherent seasonality in the research model business we expect the operating margin to be slightly lower in the second half of the year.

The operating margin for DST improved to 21.6% from 14.1% in 2003. The operating margin for the first 6 months of 2004 was 19.3% compared to 8.2% in the same period in the prior year. The 8.2% margin reflected the $3.7m charge associated with the closure of our contract manufacturing facility, which reduced the margin by 3.6%. Due to higher sales and operating efficiencies we expect the DST operating margin to continue to increase in the second half of the year.

Net interest expense was $1.3m in Q2 compared to $1.7m in 2Q of 2003 primarily due to increased interest income from higher cash balances. In 1Q of 2004 we substantially completed a structural reorganization of our European operations. The result was a net charge of $5.8m or $0.11 per diluted share, which was recorded in the provision for income taxes. As we told you when we first discussed this issue, the reorganization is expected to improve 2004 earnings per diluted share by an estimate to $0.02 to $0.03, which was factored into the guidance we gave in February. We expect the earnings benefit to increase in 2005.

Because we included the one-time charge in the provision the income tax rate for the first 6 months of 2004 was 44.6%. Excluding this onetime charge the tax rate for the quarter and the first 6 months of 2004 was 37.5% compared to the second quarter and the first 6 months of 2003 tax rate of 38.5%

Net income was $26.3m in Q2 or $0.52 per diluted shared compared to net income of $20.6m or $0.42 per diluted share in 2Q of 2003. Net income for the first 6 months of 2004 was $43.9m or $0.88 per diluted share compared to $39.9m or $0.82 per diluted share in ’03. On a non-GAAP basis when excluding the charges related to the European reorganization, net income was $49.7m, an increase of 21.2% compared to $41m for the same period last year. Non-GAAP earnings per diluted share were $0.99 compared to $0.84 in the first half of 2003, a 17.9% increase.

In calculating EPS in the second quarter, as we do every quarter, we are adjusting net income by $1m tax effected to eliminate the interest expense on the convertible debt, and using a diluted share count to 52.6m, which includes the shares as if the convert had occurred. The new [EITF 04-8] rule on contingent convertible debt will not affect us because our convertible debt is not contingent and we have always included the equivalent shares in our calculation of diluted EPS.

Working capital was $302.2m at the end of Q2, an increase of $26.6m from 1Q of 2004 principally due to increased cash and receivables. At the end of Q2 we had cash, cash equivalents and marketable securities of $234.7m plus $11.4m in long term marketable securities, or a total of $246.1m compared to $211.4m at the end of 1Q of 2004.

Accounts receivable were $125m at the end of Q2, $5.1m more than 1Q of 2004 and $13.5m higher than the end of 4Q03. DSO was 64 days at the end of 2Q of 2004 up from 63 days at the end of 1Q but improved from 67 days at December 27, 2003. Other assets increased in the second quarter because we capitalized $1.6m of external audit, legal and other related costs associated with the merger.

Capital expenditures were $7.3m in Q2 and $11.9m for the year-to-date. Our estimate of capital expenditures for 2004 continues to be approximately $40m.

Depreciation was $6.5m in Q2 and $13.1m year-to-date. Amortization expense was $1.2m in Q2 and $2.4 for the first 6 months of 2004.

Total debt was $186.6m at the end of the quarter, $185m of which was our convertible bonds.

I will give you some additional guidance for 2004 and Q3. This forward-looking guidance is based on current exchange rates and is exclusive of the Inveresk merger or any acquisitions which may occur. We anticipate the affect of foreign exchange will be less in the second half of 2004 than it was in the first half because the rates that increased throughout 2003 have flattened out this year. In 2004 the Company anticipates that net sales will increase between 12% and 16%, higher than the previous guidance of 9% to 13% due to the more robust business environment.

As a result of the stronger sales growth the company now expects 2004 EPS to be in the range of $1.79 to $1.85. Excluding the onetime net charge associated with the reorganization of the European operations non-GAAP earning per diluted share are expected to be $1.90 to $1.96 compared to the company’s earlier guidance of $1.83 to $1.89.

For 3Q of 2004 the Company expects net sales to increase between 14% and 16% due to higher sales in both the RMS and DST business segments. Based on higher net sales and operating efficiencies, EPS are expected to be in the range of $0.48 to $0.50.

That concludes our remarks and we will now take your questions.

Q U E S T I O N  A N D  A N S W E R

Operator

Thank you, sir. (Caller Instructions). Our first question comes from Eric Schmidt of SG Cowan. Please state your question.

Eric Schmidt - SG Cowen - Analyst

Good morning. A couple of question on the guidance if I may. I assume there’s no change to the guidance you provided on a combined basis for the companies back in early July?

Tom Ackerman - Charles River Laboratories, Inc. - SVP & CFO

Eric this is Tom. You mean for 2005 and 2006?

Eric Schmidt - SG Cowen - Analyst

That’s right.

Tom Ackerman - Charles River Laboratories, Inc. - SVP & CFO

That’s correct.

Eric Schmidt - SG Cowen - Analyst

Okay. And then tom I think I hear you say that the DST unit is supposed to see continued increase in operating margins in the second half. Is that the same? Is the same going to occur for the RMS division, or did you provide any guidance at all - I may have missed it?

Tom Ackerman - Charles River Laboratories, Inc. - SVP & CFO

Yes, what I said on RMS was that because of seasonality in the second half of the year that typically our margins are a little bit lower in the second half. I expect that that would continue this year.

Eric Schmidt - SG Cowen - Analyst

Okay, thanks. And then just a question on biotech spending in general, probably for Jim. You mentioned that you’ve seen increasing demand from the biotech industry reflecting the influx of capital. Obviously the capital raising prospects of biotech companies are in flux to say the least right now. In the past when you’ve seen the window close what’s the time lag of the effect on your business?

Jim Foster - Charles River Laboratories, Inc. - Chairman, Pres & CEO

It doesn’t happen immediately, Eric. It tends to be a bit more gradual. I think it’s been particularly robust because there’s been an infusion of cash from the capital markets in the last part of last year. But there’s still steady spending by pharma into biotech. I would expect that that would continue given the important role that the biotech companies play in drug discovery. So while it’s particularly strong right now and perhaps it may moderate a bit, I don’t think we will see any dramatic change.

Eric Schmidt - SG Cowen - Analyst

Great. Congrats on a good quarter.

Jim Foster - Charles River Laboratories, Inc. - Chairman, Pres & CEO

Thanks.

Operator

(Caller Instructions) Our next question comes from Larry Neibor of Robert W Baird. Please state your questions.

Larry Neibor - Robert W Baird - Analyst

Thank you, good morning.

Jim Foster - Charles River Laboratories, Inc. - Chairman, Pres & CEO

Morning, Larry.

Larry Neibor - Robert W Baird - Analyst

Could you give us some idea of your book to bill ratio and net bookings on your preclinical development business to give us some idea of future growth there?

Tom Ackerman - Charles River Laboratories, Inc. - SVP & CFO

Hi, Larry, this Tom. On the first half of the question, you know, we have not provided the booking as a metric in the past, and currently still are not doing that. In terms of the environment, the second part of the question I will refer it to Jim.

Jim Foster - Charles River Laboratories, Inc. - Chairman, Pres & CEO

In terms of the environment, Larry, we continue to see extremely robust demand, quite concerted across the entire sector, and as I said in my remarks even more pronounced in the specialty areas we have market leadership position, both reputationally and scientifically. We don’t have any indications that this will do anything but continue for the foreseeable future.

Larry Neibor - Robert W Baird - Analyst

Do you feel that you’re gaining share there?

Jim Foster - Charles River Laboratories, Inc. - Chairman, Pres & CEO

Yes, I think so. I think that the market is growing steadily though, so I think we have a robust market that’s growing kind of low double-digit rates. We’re growing with the market and probably picking up a little bit of share on top of that, sure.

Larry Neibor - Robert W Baird - Analyst

Okay. Thank you.

Operator

Our next question comes from Derek DeBruin of UBS. Please state your question.

Derek DeBruin - UBS Warburg - Analyst

Hi. Jim, I wonder if you could address the issue that certainly questions that I’ve been getting from investors, how do you -- looking at the combined company, how do you address the question that the CRO business is inherently more cyclical and you certainly by acquiring Inveresk that’s going to make you have a lit bit more of that character? And I guess also the whole issue in terms of what’s the market look like right now for clinical outsourcing that you’re going to be getting from sort of -- you’re going to be getting exposed to that segment as well?

Jim Foster - Charles River Laboratories, Inc. - Chairman, Pres & CEO

Well, the cyclicality is the important issue, and we have… we’ve lived through it and we’ve thought about it long and hard as we approached this transaction. I guess there are a couple of answers. One is that we have a fundamental belief that as long as there is sufficient capacity out there and high quality work - and obviously we will play a major role in ensuring both of those in the future - that we should continue to engender more outsourcing, and that should smooth out the historical volatility. The problem with the industry is it’s changing all the -- not the problem, but it’s changing all the time. So the fact that it’s been historically cyclical does not necessarily portend the same sort of trajectory in the future. So a) we think that there will be more outsourcing, b) we feel for sure even though we’ve done an exceptional job I think pulling our small businesses together, that moving to sort of a top tier place that there will be less volatility and cyclicality because of the way we’re participating, from a stronger point and a more broad based point and more specialty services.

Lastly, I suppose if there is some cyclicality we think it will be more modest than we’ve seen historically. One of the strengths that we feel the Charles River portfolio has is its many parts and pieces both product and service across the world. And we tend to have offsetting revenues and profits if and as things were to slow. So we’re really quote comfortable with the long-term future.

And the second part of your question actually also goes there, to the extent that there is a bit of an ebb and flow between early development and late stage clinical. Now we’re in the clinical business we should benefit from that shift. And with regard to your specific question, there’s no doubt that certainly at the moment, and I think for the foreseeable future there is additional spending on an outsourced basis in the clinical sector. So that should be a healthy environment for a while.

Derek DeBruin - UBS Warburg - Analyst

So you’re saying that we’re still in the early innings of the overall current cycle and outsourcing?

Jim Foster - Charles River Laboratories, Inc. - Chairman, Pres & CEO

We think so.

Derek DeBruin - UBS Warburg - Analyst

Okay. And in terms of looking at the SG&A expenses, would you say that you expect it to trend down in the second half of the year from current rate this quarter?

Tom Ackerman - Charles River Laboratories, Inc. - SVP & CFO

Yes, Eric. I would think that the percentage of sales would be slightly lower in the second half, and the expenses themselves will be a little bit more moderate.

Derek DeBruin - UBS Warburg - Analyst

Okay. Thanks a lot.

Jim Foster - Charles River Laboratories, Inc. - Chairman, Pres & CEO

Thank you.

Operator

Our next question comes from Paul Knight of Thomas Weisel.

Paul Knight - Thomas Weisel Partners - Analyst

Jim.

Jim Foster - Charles River Laboratories, Inc. - Chairman, Pres & CEO

Yes, Paul.

Paul Knight - Thomas Weisel Partners - Analyst

Could you address why you think you’re in the early stages of recovery? You kind of imply that it might have some duration to it. What makes you say that, your experience in past cycles, or what people or saying or lack of INDs? What’s making you think that way?

Jim Foster - Charles River Laboratories, Inc. - Chairman, Pres & CEO

As I said, I don’t think history is necessarily a predictor of the future, and clearly we only have about a 4-year history in this sort of preclinical market. But of course we’ve been selling research models to the toxicology industry forever. So I think that historical trend is not necessarily a good indicator. Our comments are based primarily on our interactions with clients, pretty much around the world, who we’re constantly checking in with. And as we’ve grown our toxicology business we obviously have more opportunity to talk to them about the strategic direction in this area. We also have a pretty good read on the growth rates in tox area by the amount of animals purchased.

So I guess our feelings are bolstered by the fact that we have our clients in the aggregate indicating that the outsourcing trend in the preclinical and the clinical space is really an operational and business necessity for them. Building new animal space, incremental animal space, particularly for in-house toxicology work, is not the best use of their capital. And again, as long as the work is done well, which we intend to do, and I hope our competitors intend to do, it should engender additional outsourcing of the relatively small percentage of the total that’s currently outsourced. So also from sort of a market opportunity basis I think there’s a considerable amount of work to come out. So it’s based upon the fundamental nature of the drug development industry now and going forward for the foreseeable future, and the articulation of spending patterns by our clients.

Paul Knight - Thomas Weisel Partners - Analyst

How resilient do you think they will be if there’s a different change in the political climate this autumn?

Jim Foster - Charles River Laboratories, Inc. - Chairman, Pres & CEO

I don’t think that that will have a big impact on the fact that they have to fundamentally focus more spending and effort and capacity towards more drug discovery, identifying the potential winners earlier, and then putting efficient money behind the ones that have the greatest potential for success. So I think that it’s an industry that’s had some challenging times in the recent past, and may for the foreseeable future. I actually think that some of those challenges companies like we, and us in particular can help ameliorate. So while I think the term ‘partner’ is a hackneyed phrase, I think that our partnership in helping them offload some of these expenses and activities while they focus there on fundamental research will be essential to them,

Paul Knight - Thomas Weisel Partners - Analyst

Okay.

Operator

Our next question comes from Jessica Lee of Credit Suisse First Boston. Please state your question.

Jessica Lee - Credit Suisse First Boston - Analyst

Thank you. Good morning. I have a question regarding your gross margin for your DST business. You’ve recorded an historical high gross margin for this business sector, so could you please comment on the sustainability of such a high margin? And if you could help me just aggregate the factors that contribute to this that would be very helpful?

Tom Ackerman - Charles River Laboratories, Inc. - SVP & CFO

Well I think the factors that have contributed to it, are the continue to demand, resulting in the higher sales, so I think we are making much greater utilization of our existing capacity than we were for example say a year ago. In addition to that I think last year when we struggled, or late ’02, early ’03 when we struggled with volumes in DST we made some fundamental changes in the way that we manage and run the businesses. A part of that related to taking out some costs at that time, but also part of it related to many of the things that Jim talked about, the reorganization of the group, change in customer service philosophy, change in the way contracts are issued and bid and things like that. So I think the increased demand in higher sales coupled with many of the changes that we made at that time have clearly contributed to the improved margin.

As to the sustainability to it, I indicated earlier that we do think the margins directionally will probably get a little bit better, and I do mean a little bit better. And longer term I think it depends directionally on how much higher demand we see and how we appropriately react to expanding capacity. But I still do think there’s the ability to continue to improve our margins somewhat in that particular area.

Jessica Lee - Credit Suisse First Boston - Analyst

Thank you.

Operator

Our next question comes from John Sullivan of Leerink Swan. Please state your question.

John Sullivan - Leerink Swan - Analyst

Guys, good morning, congratulations. A couple of quick questions. The first one, in the RMS unit can you just comment briefly on a couple of lines that I don’t believe you mentioned? Contract staffing in the quarter; any recovery from recent flattish results?

Jim Foster - Charles River Laboratories, Inc. - Chairman, Pres & CEO

Contract staffing continues to do well. As you may recall last year a big contract that we had was re-bid in 6 parts. We got the majority of parts and we actually had the better margin on the parts that we retained. But some of them went elsewhere and we started with an uphill climb. We’re doing as we expected to do, which is that we’re building back some business and I think that we will continue to do so.

John Sullivan - Leerink Swan - Analyst

When would we anniversary that contract’s results?

Tom Ackerman - Charles River Laboratories, Inc. - SVP & CFO

The fourth quarter, John.

John Sullivan - Leerink Swan - Analyst

Okay, thank you. And then in the same business, the vaccine support results; any comment on that business?

Jim Foster - Charles River Laboratories, Inc. - Chairman, Pres & CEO

Sure, I’m glad you asked. Our vaccine support business has had a very good year. A combination of competitive difficulties and continued demand for our products, which tend to be of extremely high quality. I would say that we are selling virtually all of the eggs that we can produce. We’ve got our ASPs and slightly better profitability than we’ve seen before. So it continues to be a very solid performer for us at this current time.

John Sullivan - Leerink Swan - Analyst

Terrific. Just one more quick question. In the European outsource testing services market, can you just give a broad comment in the quarter. Obviously there are some changes going on in Europe regarding some of the larger drug companies. I know you don’t comment on specific companies, but can you just give us a general comment regarding the European outsource testing services market?

Jim Foster - Charles River Laboratories, Inc. - Chairman, Pres & CEO

Yes, but just to be clear our European outsource services business is primarily in the research models services sector. So that would be transgenic service and laboratory services, a little bit of contract staffing. As we said in the remarks the transgenic and lab service business is growing quite nicely in Europe as outsourcing accelerates. We have and are actually at the current time are building new space to accommodate that growth and we’re quite optimistic that that should continue. Obviously after our merger with Inveresk closes we will then be in Europe from a preclinical testing service capability and I think we will be able to shed more light on that.

Our current sales in the preclinical business where we’re providing services from the States are relatively small at the current time. We don’t really have a lot of direct impact on that at the moment - but we will.

John Sullivan - Leerink Swan - Analyst

Okay. Thanks. And Tom, one more thing, I missed the number, what was depreciation in the second quarter?

Tom Ackerman - Charles River Laboratories, Inc. - SVP & CFO

$6m

John Sullivan - Leerink Swan - Analyst

Thank you. Thanks for taking my questions.

Operator

Our next question comes from David Windley of Jeffries & Co. Please state your question, sir.

David Windley - Jefferies & Co., Inc. - Analyst

Hi, good morning guys, nice job. Two question in the toxicology area. Jim, you emphasized that specialty toxicology did really well. Are there pockets of exceptional strength within an environment that’s already pretty good that would be driving your repro and large animal specialty businesses? Like therapeutically, or is there some theme there?

Jim Foster - Charles River Laboratories, Inc. - Chairman, Pres & CEO

Yes, the theme there is that most of those activities tend to be relatively late in the clinical trial process. So that would be an indication that drug companies have more drugs in late Phase II and Phase III trials, that they’re more confident that they’re going to get to market and they’re pushing on them. Repro and large animal studies tend to be relatively expensive so they do wait. So a sudden indication of a confidence in ability to get the drug to market I would say more so than any particular therapeutic area.

We have also seen strength though across the rest of the tox business, the general tox area, and I think that’s a combination of us able to do a better job than a year or 2 years ago, coupled with the inherent demand.

David Windley - Jefferies & Co., Inc. - Analyst

And that’s a nice segway into my second question which is, what areas, what emphases within your reorganization plan - that has obviously been really successful, really effective in bringing in more client interest - what areas do you think have been most successful?

Jim Foster - Charles River Laboratories, Inc. - Chairman, Pres & CEO

I think it’s been the work in getting the parts and pieces to appear to the customer as a concerted opportunity, or it almost feels like one site to them. So while we have a lot of specific expertise at many different sites I think very early on, right after we bought them they were feeling that way. And obviously we’ve done work in improving our responsiveness and to the sophistication of our reports, and the sameness of the reports. So I think it’s a confidence that we have greater knowledge in the business, that we’re much more organized in the way we’re responding, in the few areas that we’ve been able to improve, the scientific strength of those sectors. And so I think generally our science is considered to be first rate. And so I think people are generally much more comfortable with our capabilities.

David Windley - Jefferies & Co., Inc. - Analyst

Super. And then a two-parter on the Inveresk side. The European preclinical tox facility that Inveresk runs does serve I believe a fairly significant portion of its customer base outside of the biopharmaceutical and academic lab industry. Is that a part of their business that you would plan to continue or try to phase out over time to free up the capacity for biopharma customers? And then as a second question, on your sameness and integration of your business, given the systems you’ve put in place, would you anticipate -- I’m thinking [Mike Ankchorn] is going to run the combined business, but are you going to plug Inveresk into Charles River, or is Charles River tox systems going to plug into Inveresk? Thanks.

Jim Foster - Charles River Laboratories, Inc. - Chairman, Pres & CEO

Well the second part we have very similar IT platforms and capabilities so I think they’re going to plug into each other. So again there’s sameness and transparency across all of the sites. And obviously in areas where that turns out to be not the case well we will bring everybody up to the same standards. So our preliminary understanding is that we’re pretty close on that. We’re just in the process of digging deeply into studying that and working through the integration process so that we’re operationally strong by the time we close.

With regards to the Europe pre tox you’re talking about the work that they do in the chemical and the ag business. I think that is a reflection of greater demand for those services in Europe. I think it’s an important service and it’s one where Inveresk has distinguished themselves in the margins of time. And it’s something I’m sure we will retain.

David Windley - Jefferies & Co., Inc. - Analyst

super. Thanks a lot, nice quarter.

Operator

Our next question comes from Larry Neibor of Robert W Baird. Please state your question.

Larry Neibor - Robert W Baird - Analyst

Thank you. With the benefit from foreign currency dropping for the research model business, aren’t you in effect kind of guiding up for the -- in terms of the basic strength of that business for the second half?

Tom Ackerman - Charles River Laboratories, Inc. - SVP & CFO

Well sort of, Larry. I think what you are acutely aware of when you look at the numbers for the year and where we are year-to-date as the foreign exchange contribution shrinks, then it’s essentially the remainders of the business organically that picked that up. So to some extent I would say that that’s true.

Larry Neibor - Robert W Baird - Analyst

And certainly I think you mentioned that you’re seeing strong demand for your outbred models for drug discovery basic research purposes. Is that a change from what you’ve seen in ’02 and ’03, or is that a continuation, or are you seeing your customers pick up their spending for drug discovery?

Jim Foster - Charles River Laboratories, Inc. - Chairman, Pres & CEO

I think it’s more the latter. The discovery spend was pretty strong in ’03, but the tox spend was a little bit weak. So we’re seeing an increase in the tox spend, and for sure we’re seeing an overall increase in both areas. So there’s more money overall and there’s also more money in both parts. It’s a more robust climate than last year.

Larry Neibor - Robert W Baird - Analyst

Thank you.

Operator

Your next question comes from Keith Marky (ph) of Value Line. Please state your question.

Keith Marky - Value Line - Analyst

Morning. I was looking through the number that you gave us for guidance for the year and it looks like the fourth quarter is going to be somewhat weaker than the third and second quarters for sure. I was just wondering if there was anything besides foreign exchange and some seasonality that are figuring into that?

Tom Ackerman - Charles River Laboratories, Inc. - SVP & CFO

No, I would say not at this time. As you mentioned we will see a diminishing contribution from foreign exchange, and as we’ve always seen, particularly in the research models and services business. The volume does drop off in both the third and fourth quarter due to the vacation periods in the summer and the Thanksgiving to New Year period in December. So we’re not really seeing much other than that for the rest of the year.

Keith Marky - Value Line - Analyst

Okay. Thank you.

Operator

Your next question comes from Jim Parowdis (ph) of [indiscernible]. Please state your question.

Jim Parowdis Analyst

Good morning. Could you give us a little more color on the increase in receivables? And then further, how much of your business, your toxicology business would you classify as devoted to specialty tox?

Tom Ackerman - Charles River Laboratories, Inc. - SVP & CFO

On the receivables first DSO was up one day versus the end of the first quarter, but down 3 days from year end. So a slight increase from the end of the first quarter, really just related to the timing of certain large account payments. Not related to any change in the profile of our customers or any increased risk. So I think just typical variability from one quarter to the other.

Jim Foster - Charles River Laboratories, Inc. - Chairman, Pres & CEO

And with regard to the second part of your question, the majority of our classic or pure toxicology work is in the specialty tox area, where we said we have a greater demand and better strengths for margin contribution.

Jim Parowdis Analyst

The majority you said?

Jim Foster - Charles River Laboratories, Inc. - Chairman, Pres & CEO

Yes.

Jim Parowdis Analyst

Okay. Thank you.

Operator

Your next question comes from Linda Donnelly of Franklin Management Group. Please state your question.

Linda Donnelly - Franklin Management Group - Analyst

Thank you. I was wondering, you gave us an update on what you expect capital expenditures to be for the year; could you also give us what you think depreciation and amortization will be?

Tom Ackerman - Charles River Laboratories, Inc. - SVP & CFO

Pretty much -- taking depreciation for instance in the second quarter was $6.5m. I think with the ramp in capital that would probably increase modestly through the next quarters, just as we capitalize more assets. And the amortization was $1.2m I believe, and until such time as we do another acquisition I think that that would be pretty much flat.

Linda Donnelly - Franklin Management Group - Analyst

Alright. And second question, is there any priority in funding your under-funded pension liability?

Tom Ackerman - Charles River Laboratories, Inc. - SVP & CFO

I’m sorry, could you repeat the question?

Linda Donnelly - Franklin Management Group - Analyst

Is there any priority on funding your under-funded pension liability?

Tom Ackerman - Charles River Laboratories, Inc. - SVP & CFO

No, not at this particular point in time. If you actually look at the details of our pension footnotes we actually have pensions predominantly in the US and Japan. The traditional US pension plan is more funded and the Japan pension plan is a little bit less funded. And we also have a supplemental pension plan which for purposes of disclosure reads as non-funded or under-funded because the assets associated with that plan are on the Company’s books and not in the pension itself.

Linda Donnelly - Franklin Management Group - Analyst

Great. Thank you.

Operator

Our next question comes from Tom Turney (ph) of American Century. Please state you question.

Tom Turney - American Century - Analyst

Morning, gentlemen. Two questions. Aside from the obvious competitors Covance, Inveresk, who are competing with you in RFPs for toxicology work, specialty work? And how important is price to your clients when bidding for that?

Jim Foster - Charles River Laboratories, Inc. - Chairman, Pres & CEO

Tom, there’s a large number of companies, most of which are private, both in the US and overseas that are quite strong in this area. So I’d say there’s 12 or 15 of them that are substantial size and then there are probably a couple of dozen that are smaller. They’re all out there competing in many of the proposals we go after. Price is always a factor. I think everybody wants to get the best price. By the same token it’s less of a focus today than it was a year ago. Some are related to capacity, but it’s very much related to demand and it’s very much related to comparison between the cost of the drug and biotech companies doing it internally versus outsourcing. And I’ve always said that I think most of us can provide the service probably at a lower rate than it would cost them internally.

So it is kind of appropriately price sensitive, but by the same token I do think that the quality and size of our infrastructure and growing reputation is really important for people, particularly as they put larger and larger studies with us. And if they want to have studies going in the US and Europe at the same time obviously they want a more international player. So it’s a crowded field but stratified in terms of probably 2 or 3 tiers of capability.

Tom Turney - American Century - Analyst

I have a second unrelated question if I may, is that alright, Jim?

Jim Foster - Charles River Laboratories, Inc. - Chairman, Pres & CEO

Sure.

Tom Turney - American Century - Analyst

Okay. What do you plan to do with Inveresk’s CRO piece? Do you have a strategy for that? Have you articulated what you want to do with it?

Jim Foster - Charles River Laboratories, Inc. - Chairman, Pres & CEO

Are you talking about the preclinical piece?

Tom Turney - American Century - Analyst

No, they have a clinical piece.

Jim Foster - Charles River Laboratories, Inc. - Chairman, Pres & CEO

Yes. I mean we like their clinical piece and the clinical business has not historically been a focus of ours. And as we thought about this deal we thought about the strengths and the benefits that one gets from having clinical capability to drive more preclinical business, and actually for it to go the other way as well. We like the size of this footprint, the improving profitability, their prominence in Phase I and early Phase II. So our goal clearly is to nurture and grow this business certainly organically and perhaps through further acquisitions as we go forward. We will have to see what the best approach is as we begin to live in that marketplace.

Tom Turney - American Century - Analyst

Okay. Thanks.

Operator

At this time I will now turn the conference back to Mr. Foster.

Jim Foster - Charles River Laboratories, Inc. - Chairman, Pres & CEO

Thank you all for your time and attention and thoughtful questions. We look forward to speaking to you on our next conference call. Thank you.

Operator

Thank you. Ladies and gentlemen, if you wish to access the replay for this call you may do so by dialing 1-800-428-6051 or 973-709-2089 with an ID number of 363101. This concludes our conference call for today.